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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                             ---------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 March 28, 2003

                             ---------------------

                               VIVENDI UNIVERSAL

                            42, AVENUE DE FRIEDLAND
                                  75008 PARIS
                                     FRANCE
                    (Address of principal executive offices)

                             ---------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  [X]               Form 40-F
                                     ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes
                          ------               No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Contents: Information made available by Vivendi Universal.

     This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.
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                                  EXHIBIT LIST

EXHIBIT    DESCRIPTION
-------    -----------
99.1       Information made available by Vivendi Universal

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VIVENDI UNIVERSAL

                                          By: /s/ GEORGE E. BUSHNELL III
                                            ------------------------------------
                                            Name: George E. Bushnell III
                                            Title: Vice President

Date: March 28, 2003